Exhibit 10.4

Date:October 3, 2023

To:MONTANA RENEWABLES, LLC (“Counterparty”)

From:WELLS FARGO COMMODITIES, LLC (“Wells Fargo”)

Re:Renewable Fuel & Feedstock Repurchase Master Confirmation

Dear Sir or Madam,

Wells Fargo and Counterparty wish to facilitate the process of entering into repurchase transactions between them from time to time in respect of renewable fuels and feedstocks and accordingly agree as follows.

Wells Fargo and Counterparty agree that they shall enter into separate and independent repurchase transactions from time to time (each a “Transaction”) that are governed by the terms specified in this master confirmation (the “Master Confirmation”), as supplemented by a transaction supplement substantially in the form annexed hereto as Annex 1 (the “Transaction Supplement”) incorporating by reference this Master Confirmation. The data in the Transaction Supplement will be generated as a result of the exchange of emails between the parties including an attachment of an agreed form of spreadsheet. In relation to any Transaction, the Master Confirmation as supplemented by the Transaction Supplement relating to such Transaction will be the “Confirmation”. In the event of any inconsistency between this Master Confirmation and the Transaction Supplement relating to the relevant Transaction, such Transaction Supplement will govern.

This Master Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of the date hereof between Wells Fargo and Counterparty, as amended, modified and supplemented from time to time (the “Agreement”) including pursuant to the schedules and annexes thereto which make specific reference thereto. All provisions contained in the Agreement govern this Master Confirmation except as expressly modified below.

The terms of this Master Confirmation are as follows:

______________________

1.	General Terms of each Transaction
Initial Purchase:	On the Initial Purchase Date in respect of each Transaction, the Seller shall sell, and the Buyer shall purchase, the Quantity(ies) of each Commodity meeting the relevant Specifications, for physical delivery at the Title Storage Facility(ies) at a purchase price equal to the relevant Initial Purchase Price.

In respect of such sale and purchase, (a) the Seller shall deliver the relevant Quantity of each Commodity to the Buyer on the corresponding Delivery Date and (b) the Buyer shall pay the Initial Purchase Price to the Seller on the corresponding Payment Date.

Initial Purchase Date:	As determined in accordance with clause 2 below and as set forth in the relevant Transaction Supplement.
Initial Purchase Price	As determined in accordance with clause 2 below and as set forth in the relevant Transaction Supplement.
Repurchase:

On the Repurchase Date in respect of each Transaction, the Seller shall sell, and the Buyer shall purchase, the Quantity(ies) of each Commodity meeting the relevant Specifications, for physical delivery at the Title Storage Facility(ies) at a purchase price equal to the relevant Repurchase Price.

In respect of such sale and purchase, (a) the Seller shall deliver the relevant Quantity of each Commodity to the Buyer on the corresponding Delivery Date and (b) the Buyer shall pay the Repurchase Price to the Seller on the corresponding Payment Date.

Repurchase Date:	As determined in accordance with clause 2 below and as set forth in the relevant Transaction Supplement.
Repurchase Price:	As determined in accordance with clause 2 below.
Seller:	In respect of each Initial Purchase, Counterparty. In respect of each Repurchase, Wells Fargo.

Buyer:	In respect of each Initial Purchase, Wells Fargo. In respect of each Repurchase, Counterparty.
Delivery Date:	In respect of each Initial Purchase, the Initial Purchase Date. In respect of each Repurchase, the Repurchase Date.
Payment Date:	In respect of each Initial Purchase, the Business Day immediately following the Initial Purchase Date. In respect of each Repurchase, the Business Day immediately following the Repurchase Date.
Commodity:	Each Feedstock and each Finished Product.
Feedstocks:	Each of distiller’s corn oil, tallow, soybean oil, canola oil, used cooking oil and other feedstock commodities as mutually agreed by the parties from time to time.
Finished Products:	Each of renewable diesel, sustainable aviation fuel and renewable naphtha and other finished renewable products as mutually agreed by the parties from time to time.
Quantity:	The quantity of each Commodity determined in accordance with clauses 2(c) and below in respect of each of the Initial Purchase and the Repurchase, as applicable.
Specification:	In relation to each Commodity, the relevant specification set out in Annex 2 hereto.

Title Storage Facility:

All loading and offloading facilities and equipment and storage facilities located at the Refinery and all pumping, pipeline, rail and truck facilities and other delivery and loading facilities related thereto, all pipelines and related or associated facilities and infrastructure, together with all modifications or additions thereto in which any Materials owned by Bank are located from time to time.

Delivery:

On the applicable Delivery Date with respect to each Initial Purchase and corresponding Repurchase, the relevant Seller shall deliver the applicable Quantity and Specification of each Commodity to the relevant Buyer (or its nominee) in situ in the Title Storage Facilities, and shall present Buyer with the Document of Title (if any) in respect of such Commodity endorsed or consigned to Buyer satisfactory in form and substance to Buyer (in its commercially reasonable discretion); provided that in respect of each Repurchase, Wells Fargo may deliver the Document of Title (if any) received from Counterparty pursuant to the corresponding Initial Purchase. “Delivery” shall occur upon the later of (i) Seller’s performance of its obligations under this clause and (ii) the date and time specified in a Transaction Supplement (and the terms to “Deliver” and “Delivered”, in relation to Seller, shall be construed accordingly).

Counterparty undertakes to make all entries and amendments (and to use commercially reasonable efforts to procure Warehouseman to make the same) to their respective inventory, bookkeeping, accounts and other internal records to record the transfer of title of each Quantity of Commodity from Seller to Buyer promptly upon such Delivery taking place and receipt of the Initial Purchase Price or Repurchase Price (as applicable).

Delivery Netting:

If, on any date, the same type and quality of Commodity in the same form and delivery location would otherwise be deliverable under this Master Confirmation (whether in respect of the same or different Transactions) by each party to the other party, on that date, each party’s obligation to deliver such Commodity will automatically be satisfied and discharged, and, if the exact Quantity of Commodity that would otherwise have been deliverable by one party exceeds the exact Quantity of Commodity that would otherwise have been deliverable by the other party, those obligations shall be replaced by an obligation upon the party by whom the larger exact Quantity of Commodity would have been deliverable to deliver to the other party the excess of the larger exact Quantity of Commodity over the smaller exact Quantity of Commodity. Nothing contained in this paragraph is intended to modify or affect the terms of Section 2(c) of the Agreement.

Receipt:

In respect of each Initial Purchase and each Repurchase, Buyer (or its nominee) shall:

(a)
receive all Commodities delivered pursuant to such Delivery, and
(b)
promptly inspect such Commodity upon Delivery.

Buyer agrees to accept the Document of Title as conclusive evidence of the Quantity and Specification of the purchased Commodity(ies), unless, where Buyer is Wells Fargo only, Buyer advises Seller in writing no later than ten (10) Business Days following Delivery of (i) any non-conformance or discrepancy, including reasonable details thereof, between the Quantity or Specification of the Commodity as Delivered and the Quantity or Specification of that Commodity agreed for such Transaction (such Commodity “Nonconforming Commodity”); and (ii) indicates whether Buyer will return such Nonconforming Commodity to Seller and specifying the expected date of such return, if applicable, or Buyer’s good faith proposal to address such Nonconforming Commodity; provided that, notwithstanding anything in the foregoing: (A) so long as Buyer has notified Seller in general of details of Buyer’s concerns regarding the Nonconforming Commodity within ten (10) Business Days and in good faith engages an inspector/assayer to expeditiously inspect and/or assay such Commodity to provide further details and provides such information to Seller promptly upon receiving it from the inspector/assayer, Buyer shall be deemed to be in compliance with this provision.

Hedging Costs:

On the Payment Date in respect of each Initial Purchase, Counterparty shall pay to Wells Fargo an amount equal to Wells Fargo’s documented out-of-pocket execution costs (including slippage against the relevant settlement price (which may be positive or negative, and if negative such amount shall be payable to Counterparty) in respect of its commodity price hedge positions entered into or rolled by it in respect of the Quantity of Commodities purchased by it in that Initial Purchase.

On the Payment Date in respect of the final Repurchase to occur hereunder, Counterparty shall pay to Wells Fargo an amount equal to Wells Fargo’s documented out-of-pocket execution costs in respect of unwinding its remaining commodity price hedge positions in respect of the Quantity of Commodities purchased by it hereunder.

Business Days:	New York.
2.	Series of Repurchase Transactions
(a)	This Master Confirmation shall take effect from and including the later of (i) October 3, 2023 and (ii) the date on which Counterparty has delivered all documents required to be delivered by it pursuant to Part 3 of the Schedule to the Agreement (the later of such dates, the “Effective Date”).
(b)	Each period from and including the last Valuation Date falling in a calendar month to and including the last Valuation Date falling in the immediately following calendar month shall be a “Repo Period”, provided that the first Repo Period shall begin on (and include) the Effective Date and the last Repo Period shall end on the final Valuation Date in October 2026, [and provided further that if the Index Price is not available on the Valuation Date on which a Repo Period is scheduled to end, the Repurchase Date with respect to such Repo Period and the Initial Purchase Date with respect to the next Repo Period shall be extended to the next Business Day for which such Index Price is available, such extension not to exceed five (5) Business Days]. If the Index Price is still not available at the end of such five (5) Business Days, then the Index Price shall be determined by Wells Fargo acting in good faith and in a commercially reasonable manner, taking into consideration the last available Index Price and such other information, including updated market data, as it considers relevant.
(c)	Inventory Forecasting; Quantity: On or prior to the Monday before the last Wednesday in the relevant Repo Period (other than the final Repo Period and unless such day is not a Business Day, in which case on the immediately following Tuesday) Counterparty shall notify Wells Fargo in writing of its good faith estimate of the starting and ending inventory levels of each Commodity comprising part of the Collateral Inventory in respect of the immediately following Repo Period (the “Inventory Forecast” in respect of that following Repo Period), prepared in accordance with Good Industry Practices and Counterparty’s reasonable estimates of Refinery consumption and production and scheduled feedstock deliveries and refined product offtake, together with the minimum volume of each Commodity reasonably expected to remain within the Title Storage Facilities over the course of that following Repo Period. The “Title Base Volume” shall be, as of the start of each Repo Period, the lowest of (i) the minimum aggregate volume of all Commodities reasonably expected to remain within the Title Storage Facilities at any time during that Repo Period; (ii) the quantity specified by the Counterparty and (iii) using the method for determining the allocation of Commodities specified in clause 2(f), an aggregate volume of Commodities with a value (measured based on the most recently published Differentials and Index Price) after subtracting the Haircut Price equal to the Maximum Facility Size.
(d)	Provided that (i) no Event of Default or Termination Event in respect of Counterparty has occurred and is continuing (and no Potential Event of Default in respect of Counterparty pursuant to Sections 5(a)(i) (Failure to Pay or Deliver) or 5(a)(vii) (Bankruptcy) of the Agreement has occurred and is continuing) then, unless Wells Fargo has provided Counterparty with not less than 90 calendar days prior written notice of its intention to not enter into further Transactions (a “No-Roll Notice”), Counterparty and Wells Fargo shall, on the final Valuation Date of each calendar month, enter into a Transaction in respect of the next Repo Period (if any) subject to this Master Confirmation having:
(i)	an Initial Purchase Date falling on the first day of a further Repo Period;
(ii)	a Repurchase Date falling on the first Business Day of the next immediately following Repo Period; and
(iii)	a total volume of each Commodity to be purchased and sold, and repurchased and resold, equal to the Title Base Volume as of the start of the relevant Repo Period, subject to adjustment, in respect of the Repurchase, in accordance with clauses 4 and 8, and shall promptly by exchange of email, agree and sign the relevant finalized Transaction Supplement reflecting the relevant terms.

(e)	If Wells Fargo has delivered a No-Roll Notice to Party B, then Wells Fargo shall continue to fund Delivery Amounts under the CSA until the date falling 6 months after the delivery of such notice, unless (i) the No-Roll Notice was delivered together with a certification from a second line credit officer stating that the reason for Wells Fargo electing to not enter into further Transactions was because Counterparty’s credit lines had been reduced by Wells Fargo’s credit department acting in accordance with its standard policies and procedures, in which case Wells Fargo shall only be obliged to fund Delivery

Amounts under the CSA until the last Valuation Date of the fourth calendar month immediately following the delivery of such No-Roll Notice. In each case, such last Valuation Date of such fourth calendar month shall be the last day of the term for the purposes of paragraph 13(m)(iii) of the CSA.
(f)	If Counterparty elects (in its sole discretion) not to enter into a Transaction in respect of a Repo Period, Counterparty must provide Wells Fargo with written notice on or prior to the Monday before the final Valuation Date in the relevant calendar month (unless such day is not a Business Day, in which case on the immediately following Tuesday) and in such case, no further Transactions shall be entered into hereunder and this Master Confirmation shall terminate on the Payment Date for the Repurchase in respect of the then-outstanding Transaction and that Payment Date shall be the last day of the term for the purposes of paragraph 13(m)(iii) of the CSA.
(g)	Allocation among Commodities: Each Transaction Supplement shall specify the quantity of each Commodity to be purchased and sold in the Initial Purchase and (subject to clauses 2(i), 4 and 8 below) the Repurchase. The specific volume of each Commodity to be purchased and sold in the Initial Purchase shall be determined by allocating the Title Base Volume (i) first, to the greatest extent possible, to the Commodity set out at the top of the “Weekly Output” worksheet of the agreed form of financial model populated based on the most recent Tank Inventory Report delivered to Party A by Party B; (ii) second, to the next Commodity down the list; and (iii) continuing for each Commodity down the list until the Title Base Volume is fully allocated to various Commodities. The specific volume of each Commodity to be repurchased and resold in the Repurchase shall be such quantity, as adjusted during the relevant Repo Period pursuant to clauses (j), 4 and 8 below. Commodities shall be listed on Collateral Inventory Reports in descending price order by reference to the order specified in Appendix 2 to the CSA.
(h)	Initial Purchase Price: The Initial Purchase Price in respect of each Transaction entered into hereunder shall be an amount in U.S. Dollars equal to the product of:
(i)	the Title Base Volume as of the start of that Repo Period; and
(ii)	(A) the Initial Reference Price minus (B) the Haircut Price,

where:

“Haircut Price” means, the product of (1) the Initial Reference Price and (2) 100% minus the Title Advance Rate; and

“Initial Reference Price” means (1) the Index Price in respect of the Initial Purchase Date plus (2) the Average Title Differential in respect the Initial Purchase Date.

(i)	Repurchase Price: The Repurchase Price in respect of each Transaction entered into hereunder shall be an amount in U.S. Dollars equal to the product of:
(i)	the Title Base Volume as adjusted in accordance with clauses 4 and 8 during that Repo Period, and

(ii)	(A) the Repurchase Reference Price minus (B) the Haircut Price determined for the Initial Purchase,

where:

“Repurchase Reference Price” means (1) the Index Price in respect of the Repurchase Date plus (2) the Average Title Differential in respect of the Initial Purchase Date.

(j)	Title Base Volume Rebalancing: On each Valuation Date during the term of a Transaction (other than the Initial Purchase Date), Wells Fargo shall recalculate the allocation of the Title Base Volume to the types of Commodities using the same methodology used in the determination of the allocation of the Title Base Volume in respect of the Initial Purchase based on the most recently delivered Collateral Inventory Report under the CSA. Following such calculation, the parties shall be deemed to enter into exchanges of Commodities between them in situ in each Title Storage Facility such that, following such exchanges, the volume of each Commodity owned by Wells Fargo in that Title Storage Facility reflects such re-allocation. Each such exchange shall constitute the transfer of all right, title and interest in the relevant volumes of Commodities so exchanged as if such volumes were Delivered hereunder pursuant to an Initial Purchase or a Repurchase.
(k)	Break Fee: Upon the termination of this Master Confirmation by Counterparty pursuant to sub-clause 2(e) above or due to the occurrence of an Early Termination Date with respect to which Counterparty is the Defaulting Party or Affected Party, Counterparty shall pay the applicable Break Fee to Wells Fargo (if any) on the Payment Date for the Repurchase in respect of the final Transaction hereunder (or the Early Termination Date of the Agreement, as applicable), where

“Break Fee” means:

(i)	the First-Year Break Fee (as defined in the Fee Letter) if the parties have entered fewer than 12 Transactions hereunder;
(ii)	the Second-Year Break Fee (as defined in the Fee Letter) if the parties have entered into 12 or more but fewer than 24 Transactions hereunder; or
(iii)	$0 if the parties have entered into 24 or more Transactions hereunder,

(in each case as of the termination date of this Master Confirmation and including the Transaction outstanding at the time of such termination); provided that notwithstanding the foregoing, no Break Fee shall be payable by Counterparty if (A) before or at the time this Master Confirmation terminates, Counterparty or its Affiliates and Wells Fargo have entered into one or more additional inventory monetization transactions having an aggregate notional value of at least $85,000,000; (B) Counterparty elects to terminate this Master Confirmation in accordance with sub-clause 2(e) above within 180 calendar days of (1) Wells Fargo declining to grant an increase to the Maximum Facility Size duly requested by Counterparty in accordance with Paragraph 13(m)(v) (Maximum Facility Size - Accordion) of the CSA; or (2) Wells Fargo’s failure to notify Counterparty that the Proposed Post-Closing Terms have been approved by Wells Fargo’s internal credit committee responsible for the Transactions governed by this Master Confirmation and enter into an appropriate amendment effecting the Proposed Post-Closing Terms, in each case on or before November 30, 2023; or (C) the Agreement terminates (1) due to an Event of Default or Termination Event in respect of which Wells Fargo is the Defaulting Party or sole Affected Party, (2) due to Wells Fargo duly electing to terminate this Master Confirmation pursuant to 2(d) above, or (3) in the circumstances described in Part 5(n)(iii) of the Schedule to the Agreement.

(l)	First Repo Period: Notwithstanding anything to the contrary in the foregoing, Wells Fargo and Counterparty shall separately agree, on or prior to the Effective Date, the terms of the first Transaction to be entered into hereunder, including the Delivery Date, the Payment Date and the date for delivery of the relevant Inventory Forecast by Counterparty.
3.	Transaction Fee Rate

On the Payment Date for the Repurchase in respect of each Transaction, Counterparty shall pay to Wells Fargo an amount in U.S. Dollars equal to the sum, across each calendar day in that Repo Period (without double counting any calendar day falling in more than one Repo Period), of the product of:

(a)	the Outstanding Facility Amount in respect of that day;
(b)	a rate per annum equal to the sum of (i) SOFR (Collateral Rate) in respect of that day (or if such day is not a U.S. Government Securities Business Day, SOFR (Collateral Rate) in respect of the immediately preceding U.S. Government Securities Business Day), subject to a minimum of zero; and (ii) the Transaction Margin (as defined in the Fee Letter); and
(c)	1 divided by 360,

where “SOFR (Collateral Rate)” and “U.S. Government Securities Business Day” have the meanings given in the ISDA Collateral Agreement Interest Rate Definitions, Version 2.0.

4.	Reallocation Requests

Not more than once per calendar month, Counterparty may, by written notice, increase the size of the outstanding Transaction by selling an additional volume of Commodities to Wells Fargo, which request Wells Fargo shall accept in accordance with the following:

(a)	with effect from the immediately following Valuation Date, the Title Base Volume shall be increased by the relevant incremental volume specified by Counterparty (not to exceed the total volume of Commodities in Title Storage Facilities or an aggregate volume of Commodities with a value (measured based on the most recently published Differentials and Index Price) after subtracting the Haircut Price equal to the Maximum Facility Size);
(b)	on such Valuation Date, Counterparty shall sell and Wells Fargo shall purchase a quantity of each Commodity on terms otherwise identical to an Initial Purchase hereunder (including using the same method to allocate the Title Base Volume to the Commodities and by reference to the Average Title

Differential as of the Initial Purchase Date for the current Repo Period), except that the Index Price component shall be determined as of such Valuation Date). Payment shall be made by Party A to Party B on the Business Day immediately following such Valuation Date; and
(c)	Counterparty shall promptly on demand following such Valuation Date pay to Wells Fargo an amount equal to Wells Fargo’s out-of-pocket costs incurred in adjusting its commodity price hedge positions to reflect the increase to the relevant Title Base Volume(s).
5.	Structuring Fee and Transaction Costs

Counterparty shall pay to Wells Fargo:

(a)	an amount equal to the product of (i) the Structuring Fee Percentage (as defined in the Fee Letter) and (ii) the Maximum Facility Size as of the date of this Master Confirmation; and
(b)	the WF Expenses, subject to the Cap (each as defined in the Letter of Intent),

in each case on the Payment Date for the Initial Purchase in respect of the first Transaction entered into hereunder.

6.	Volumetric Fee

Counterparty shall pay to Wells Fargo the Volumetric Fee on the first Payment Date immediately following the conclusion of each calendar month during which any Feedstock or Finished Product are stored at the Storage Facilities pursuant to the Storage Facilities Agreement, where:

“Volumetric Fee” means, the sum of (A) the product of (i) fifteen cents ($0.15) per barrel, multiplied by (ii) the average number of barrels of Feedstock owned by Wells Fargo at the Storage Facilities during the calendar month and (B) the product of (i) twenty cents ($0.20) per barrel, multiplied by (ii) the average number of barrels of Finished Products owned by Wells Fargo at the Storage Facilities during the calendar month.

7.	Terms and Conditions of Sale

In respect of each Initial Purchase and each Repurchase:

(a)	each of Wells Fargo and Counterparty intends that each conveyance of Commodities by Seller to Buyer (including any Repurchase) under any Transaction be treated as an absolute sale of physical commodities for bankruptcy purposes and, to the extent allowable under generally accepted accounting principles in the United States uniformly applied, for accounting and tax purposes;
(b)	risk of loss shall transfer from Seller to Buyer upon, and to the extent of, Delivery of the relevant Quantity of each Commodity to Buyer (or its nominee) in situ in each relevant Title Storage Facility;

(c)	title to the purchased Quantity of each Commodity shall transfer upon the later of (i) Delivery, and (ii) Seller’s receipt of payment in full of the Initial Purchase Price or Repurchase Price (as applicable) from Buyer;
(d)	Seller represents and warrants to Buyer that it has the right to and shall convey and transfer all rights, title (legal and beneficial) and interest in and to all Commodity sold hereunder and delivered by it to Buyer, free and clear of all Encumbrances (other than Permitted Encumbrances) and all other claims of and rights exercisable by third parties (provided that where Wells Fargo is Seller, Wells Fargo shall represent only that it has not encumbered the Commodity and that it passes such title as it may have received from Counterparty free and clear of any Encumbrances other than those to which title may have been subject when title was received from Counterparty). EXCEPT AS EXPRESSLY PROVIDED HEREIN OR IN THE APPLICABLE TRANSACTION SUPPLEMENT, ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR ANY PARTICULAR PURPOSE, ARE DISCLAIMED AND BUYER WAIVES, AND SHALL HOLD SELLER HARMLESS FROM, ANY AND ALL RIGHTS AND CLAIMS IN RELATION THERETO; PROVIDED FURTHER IN ALL CASES, THAT IN RESPECT OF ANY SALE AND DELIVERY TO COUNTERPARTY BY WELLS FARGO OF COMMODITY THAT WAS PREVIOUSLY SOLD BY COUNTERPARTY TO WELLS FARGO AND WHICH WELLS FARGO DID NOT REMOVE FROM TITLE STORAGE FACILITIES, COMMINGLE, DISPOSE OF OR OTHERWISE USE, SUCH SALE AND DELIVERY SHALL BE ON AN “AS IS, WHERE IS, AND WITH ALL DEFECTS AND FAULTS” BASIS AND SO FAR AS PERMITTED UNDER APPLICABLE LAW, WELLS FARGO MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, RELATING TO SUCH COMMODITY (OTHER THAN (i) THAT IT CONFORMS WITH SPECIFICATIONS SET FORTH IN THE APPLICABLE TRANSACTION SUPPLEMENT AND (ii) THAT WELLS FARGO HAS NOT CREATED ANY LIEN UPON OR SECURITY INTEREST IN OR OTHERWISE DISPOSED OF ANY INTEREST IN ANY SUCH COMMODITY SOLD THEREBY TO THE COMPANY), INCLUDING, WITHOUT LIMITATION, AS TO CONDITION, LOCATION, QUANTITY, SPECIFICATION, MERCHANTABILITY OF OR FITNESS FOR A PARTICULAR PURPOSE, IN RESPECT OF ANY SUCH COMMODITY AND COUNTERPARTY HEREBY WAIVES AND SHALL HOLD WELLS FARGO HARMLESS FROM, ANY AND ALL RIGHTS AND CLAIMS IN RELATION THERETO. Seller and Buyer each represent and warrant that, as of the Initial Purchase Date of each Transaction, they intend to make, or take, as applicable, physical delivery of the Commodity that is subject of such Transaction;
(e)	Buyer shall be responsible for any transportation, storage, elevation, handling and other fees applicable to the Commodity sold to the Buyer pursuant to each Transaction after title to such Commodity has transferred to the Buyer;
(f)	at all times prior to any purchase of the same or equivalent Commodity by Counterparty in accordance with the Repurchase in respect of each Transaction, Wells Fargo shall have the exclusive right to hold, sell, pledge, assign, use, rehypothecate, commingle, dispose of or otherwise use in its business each Quantity of Commodities purchased by it and to direct the relevant Warehouseman holding such Commodities with respect to the continued holding and disposition of the Commodities; and
(g)	notwithstanding anything to the contrary herein, following the Delivery of Commodity by Wells Fargo pursuant to a Repurchase and Wells Fargo’s receipt of the Repurchase Price in full, Wells Fargo and Counterparty hereby acknowledge and agree that Wells Fargo retains all rights in respect of any indemnification claim against Counterparty provided herein in respect of claims arising out of any Commodity Delivered to Wells Fargo pursuant to the corresponding Initial Purchase and such rights shall survive the expiration or termination of the Agreement.
8.	Commingling and Accelerated Redelivery
(a)	Counterparty shall ensure that at all times that a Transaction is outstanding under this Master Confirmation, any Commodities purchased by Wells Fargo hereunder and stored in any Title Storage Facility are not commingled with Commodities or any other substances owned by any person other than Counterparty.
(b)	If and to the extent that Commodities owned by Wells Fargo and by Counterparty are commingled in a Title Storage Facility at any time, any volume of that Commodity withdrawn or lost from that Title Storage Facility shall be deemed first to reduce the portion of the commingled volume owned by Counterparty, and accordingly the volume of the relevant Commodity owned by Wells Fargo in that Title Storage Facility shall only be reduced by any withdrawals or losses once all volumes owned by Counterparty have been removed and the remaining volume is no longer commingled.
(c)	If, subject to sub-clause (b) above, the total volume of Commodities owned by Wells Fargo in the Title Storage Facilities is reduced by withdrawal or losses below the Title Base Volume, then (subject to sub-clause (d) below) the total volume of such Commodity withdrawn or lost shall be deemed to have been Delivered by Wells Fargo and Repurchased by Counterparty pursuant to the outstanding Transaction on an accelerated basis and accordingly:
(i)	Wells Fargo’s Delivery obligation on the Delivery Date for the relevant Repurchase shall be discharged in part by such accelerated Delivery (in reverse order to the procedure used to allocate Commodities in respect of the Initial Purchase);
(ii)	with effect from the immediately following Valuation Date, the Title Base Volume shall be reduced by the total volume of such accelerated Delivery; and
(iii)	Counterparty shall pay to Wells Fargo on the Business Day immediately following such Valuation Date an amount in U.S. Dollars equal to:
(A)	the accelerated repurchase price for the relevant total volume, being the product of (1) the relevant total volume and (2) the sum of (x) the Index Price in respect of Valuation Date and (y) the Average Title Differential in respect of the Initial Purchase Date; plus
(B)	Wells Fargo’s out-of-pocket costs incurred in adjusting its commodity price hedge positions to reflect the decrease to the relevant Title Base Volume.
(d)	Notwithstanding sub-clause (c) above, in circumstances where the total volume of Commodities owned by Wells Fargo in the Title Storage Facilities is reduced by withdrawal, Wells Fargo may elect in its sole discretion (in lieu of the accelerated partial Repurchase set out in that sub-clause) to treat such withdrawal as a loan of that volume of the relevant Commodity(ies) to Counterparty, in which case Counterparty shall be obliged to discharge such loan by returning an equivalent volume of Commodities meeting the Specifications to the Title Storage Facilities not later than the Delivery Date with respect to the Repurchase (and the parties acknowledge and agree that the size of such loan outstanding as of any Valuation Date shall be represented by a negative “Lien Volume” as defined in Appendix 1 to the CSA).
9.	Quality and Quantity
(a)	Upon Delivery by Counterparty, all Commodities sold and purchased hereunder shall match the Quantity, Specifications and description in the applicable Transaction Supplement or otherwise determined in accordance with this Master Confirmation.
(b)	Counterparty shall provide such information about any Commodity subject to a Transaction as Wells Fargo may reasonably request, including, but not limited to, the origin of any Commodity, the producer, the format of the Documents of Title (if any) and the identity of any Warehouseman holding Commodities. Counterparty shall provide to Wells Fargo all such information and data as is reasonably requested by Wells Fargo for the purposes of compliance with the applicable Storage Agreement, including without limitation, information regarding the identification of substances in the Commodity, hazardous properties of the Commodity and safe handling, storage, transportation and disposal instructions with respect to the Commodity and any other information that may be reasonably required by Wells Fargo or Warehouseman.
(c)	Wells Fargo has the right to appoint an independent inspector (the “Inspector”) for the purpose of determining whether any Commodity complies with the Quantity, Specification and description provisions of a Transaction pursuant to the relevant Transaction Supplement (“Authorized Inspection”). Subject to the provisions of Section 7.1 of the Storage Agreement, Inspector shall carry out any Authorized Inspection in accordance with prudent business practice. The reasonable and documented costs of the Inspector in respect of (i) any Authorized Inspection at a time when an Event of Default has occurred in respect of Counterparty and is continuing and (ii) one other Authorized Inspection in any calendar year shall be borne by Counterparty; and the costs of the Inspector in respect of any other Authorized Inspection shall be borne by Wells Fargo.
10.	Bring Forward Events

In respect of any Transactions with respect to which, in the reasonable opinion of Wells Fargo, any Bring Forward Event has occurred, then Wells Fargo may, notwithstanding anything to the contrary in this Master Confirmation or any Transaction Supplement, at its election by delivering written notice to Counterparty (a “Bring Forward Notice”) perform its Delivery obligation with respect to the applicable Quantity of each Commodity affected by such Bring Forward Event on such date as it so elects in such notice, require Counterparty to repurchase such affected Commodities (and the Delivery Date for such repurchase shall be amended accordingly) and Counterparty shall pay the Repurchase Price on such date.  Any Commodities which are the subject of a Bring Forward Notice may not be included in any further Transaction Supplements while the relevant Bring Forward Event is continuing.

11.	Invoices.
(a)	Invoices shall be provided by one party to the other party in respect of each purchase and sale of Commodities hereunder not later than 6:00 pm EST on each Initial Purchase Date and each Repurchase Date (and if delivered thereafter shall be deemed delivered on the next succeeding Business Day).

(b)	If a party in good faith disputes the amount of any invoice issued by the other party relating to any amount payable hereunder, such party shall pay the issuing party the undisputed amount of such invoice by the due date and inform the issuing party in writing of the portion of the invoice with which it disagrees and why; the disputing party may retain such disputed amount pending resolution of such dispute. The parties shall cooperate in resolving the dispute expeditiously. If the parties agree that the disputing party does owe some or all of the disputed amount or as may be determined by a court pursuant to Section 13 of the Agreement, the disputing party shall pay such amount to the issuing party, together with interest at the Default Rate from the date such amount was originally due, within two Business Days from, as appropriate, the date of their agreement or the date of the final, non-appealable decision of such court. Following resolution of any such disputed amount, the issuing party shall issue a corrected invoice and any residual payment that would be required thereby shall be made by the appropriate party within two Business Days.
12.	Right to Reject Commodities
(a)	Rejection Event Notice: In relation to a Transaction, if, prior to the sale by Counterparty and purchase by Wells Fargo of the applicable Commodity, a Rejection Event has occurred, Counterparty, as Seller, shall, upon receipt of a written notice from Wells Fargo, as Buyer (a “Rejection Event Notice”), (a) rescind or not conclude the portion of the relevant Transaction affected by such Rejection Event, as applicable, (b) reimburse to Wells Fargo the relevant Initial Purchase Price applicable to Commodities affected by such Rejection Event and all other sums paid by Wells Fargo, if any, for the affected Commodity(ies) plus any reasonable and documented costs, losses, taxes, damages or expenses (including Hedging Losses) (“Rejection Event Refund”) within three (3) Business Days of Counterparty’s receipt of a Rejection Event Notice, and (c) assume risk in and responsibility for the affected portion of the Commodities. For the avoidance of doubt, a Rejection Event shall not provide Wells Fargo the right to sell any Commodity subject to such Rejection Event back to Counterparty after the sale from Counterparty to Wells Fargo has concluded.
(b)	Impact of Rejection Event Notice: Following Counterparty’s receipt of a Rejection Event Notice: (a) other than as set forth in this clause 12, Wells Fargo’s obligations pursuant to the affected Commodities which would otherwise have been required to be performed will not be required to be performed; and (b) without prejudice to any other rights and/or remedies available to Wells Fargo provided in this Agreement or at law, Wells Fargo may terminate, by written notice to Counterparty, without liability, portions of any such affected Transaction(s) pertaining to Commodities affected by the applicable Rejection Event and any affected Commodities shall not be included in any further Transaction Supplements while the relevant Rejection Event is continuing.
(c)	Returning Commodity: Following Counterparty’s payment to Wells Fargo of the Rejection Event Refund, if any: (a) Wells Fargo shall return the Documents of Title related to the applicable Transaction to Counterparty (if any); (b) regardless of the timing of any notice or refund, title and risk in Commodity shall remain with or pass to Counterparty upon Counterparty’s payment of the Rejection Event Refund; and (c) to the extent permitted by Applicable Law, Wells Fargo shall transfer to Counterparty (whether by assignment or otherwise) such rights, title and interest as Wells Fargo has in and to any affected Commodity and/or in and to Documents of Title relating to the affected Commodity.
(d)	Returned Commodity Warranties: Any return of Commodity from Wells Fargo to Counterparty pursuant to this clause 12 shall be on an “as is, where is, and with all faults” basis without warranty as further described in sub-clause 7(d) above.

(e)	Failure to Pay the Rejection Event Refund: If Counterparty fails to pay the Rejection Event Refund when due for any reason whatsoever, then, without prejudice to Wells Fargo’s other remedies under this Agreement or at law: (a) the parties acknowledge and agree that the Rejection Event Refund demanded by Wells Fargo under sub-clause 12(a) above shall, if not timely paid, accrue interest pursuant to Section 9(h)(i) of the Agreement; (b) Wells Fargo shall have full right to, in its sole option and discretion: (i) dispose of the Commodity, retaining the proceeds; (ii) make any applicable insurance claim and retain the proceeds; or (iii) hold the Commodity and such rights that it possesses in relation to the Commodity in trust for Counterparty and at Counterparty’s expense.
13.	Additional Mutual Representations

For the purpose of Section 3 of the Agreement, the following will each constitute an Additional Representation made by each party to the other party on the date of this Master Agreement and on the date of entry into each Transaction:

(a)	in respect of this Master Confirmation and the Transactions entered into from time to time hereunder, each party acknowledges, agrees and confirms that (i) the Agreement and each Transaction entered into under this Master Confirmation constitute a “forward contract,” a “swap agreement,” a “repurchase agreement” and/or a “master netting agreement,” each as defined under the Bankruptcy Code, (ii) each party hereto is a “forward contract merchant,” “financial participant,” “swap participant,” “repo participant” and/or a “master netting agreement participant” as defined under the Bankruptcy Code, (iii) the rights of the parties under this Agreement will constitute contractual rights to liquidate, terminate, accelerate, net or setoff transactions, and (iv) the parties are entitled to and desire enforcement of the rights under, and protections afforded by each of Sections 362(b), 546, 548(d), 556, 560, 561 and 562 of the Bankruptcy Code;
(b)	the parties acknowledge that, with respect to any quantities of Commodities sold pursuant to a Transaction, (i) each party, as Buyer, will be exposed to the market risks of owning actual physical commodities after title transfers to such party with respect to that quantity of Commodity, (ii) the Initial Purchase Price or the Repurchase Price (as applicable) represents fair consideration for, and the fair market value of, that quantity of Commodities, and (iii) the parties intend that Seller shall transfer the title to and risks of loss and market risks related to that quantity of Commodities to Buyer;
(c)	immediately prior to the sale of any quantity of Commodity by either party pursuant to a Transaction, such Commodity is legally and beneficially owned by such party (save that Wells Fargo holds such title as it may have received from Counterparty which it has not otherwise encumbered), and such quantity of Commodity is not held by it, directly or indirectly, for the benefit of or under any form of any employee benefit or other plan, trust plan, pension plan, individual retirement accounts or other type of similar plans; and
(d)	it has the capacity to make or take, as applicable, physical delivery of the quantity of Commodity purchased or sold by it pursuant to each Transaction, and is entering into this Agreement and each Transaction with the intent of making or taking such physical delivery.

14.	Additional Counterparty Representations

For the purpose of Section 3 of the Agreement, the following will each constitute an Additional Representation made by Counterparty to Wells Fargo on the date of entry into each Transaction:

(a)	all written factual information prepared by or, if directed by Counterparty, on behalf of Counterparty and furnished to Wells Fargo for purposes of or in connection with this Master Confirmation or any Transaction contemplated hereby or thereby, is true and accurate in all material respects on the date as of which such information is dated or certified and not incomplete by omitting to state any material fact necessary to make such furnished information (taken as a whole), in light of the circumstances under which such information was provided, not misleading at such time; provided that, with respect to projected financial information provided by or on behalf of Counterparty, Counterparty represents only that such information was prepared in good faith by management of Counterparty on the basis of assumptions believed by such management to be reasonable as of the time made it being understood that that actual future performance may differ from projections and the differences may be material;
(b)	to Counterparty’s knowledge, all Documents of Title furnished to Wells Fargo (if any) are substantially in the form of the Document of Title delivered by, or contained in the Creditor Acknowledgement or Storage Agreement with the applicable Warehouseman;
(c)	Counterparty is not aware of any written allegation (whether or not substantiated) of any crime, fraud, misrepresentation or material error affecting any documents issued by the Warehouseman or Counterparty;
(d)	there are no past due taxes, levies, storage, handling or carriage charges owed by Counterparty outstanding relating to any Delivery of Commodity in any Title Storage Facility pursuant to a Transaction;
(e)	the relevant Commodity(ies) (i) are of merchantable quality and (ii) to the best of the Counterparty’s knowledge conform with the applicable specifications required to be stored at the applicable Title Storage Facility;
(f)	the relevant Commodity(ies) conform in all material respects to all Applicable Law including without limitation any laws relating to environmental protection, health and safety and storage of hazardous goods and the environmental and safety standards that are required by the Warehouseman;
(g)	Counterparty is not aware of (i) any crime, fraud, misrepresentation of or by, or material adverse event affecting the business or creditworthiness of or any actual or threatened bankruptcy, insolvency, receivership or similar proceedings by or against any Title Storage Facility or Warehouseman storing or holding possession or control of the relevant Commodity(ies); nor (ii) any written allegation (whether or not substantiated) of any crime, fraud, misrepresentation or material error affecting any warehouse receipts or other Documents of Title issued by any relevant Title Storage Facility or Warehouseman;

(h)	to the knowledge of Counterparty, Counterparty is not in default under, and has not received a notice of default under, any contract, agreement, lease or any other document or instrument binding on Counterparty which is continuing and which, if not cured, could reasonably be expected to have a Material Adverse Effect (as defined in the Schedule to the Agreement); and
(i)	no Material Adverse Effect has occurred with respect to Counterparty since the date of Counterparty’s most recent audited financial statements delivered pursuant hereto to Wells Fargo, except as disclosed in writing by Counterparty to Wells Fargo.
15.	Additional Counterparty Covenants

Counterparty hereby undertakes to Wells Fargo on the date of this Master Agreement that at all times while any Transaction is outstanding hereunder that it shall:

(a)	continue to pay storage fees and any other amounts due and payable by Counterparty to any Warehouseman holding Commodities subject to this Master Confirmation or the CSA; provided that, for the avoidance of doubt, Counterparty shall not be responsible for the storage fees related to any Commodity sold to Wells Fargo pursuant to an Initial Purchase after title to such Commodity has transferred to Wells Fargo and before title to such Commodity has been transferred back to Counterparty pursuant to the corresponding Repurchase;
(b)	take all steps necessary to ensure that the Commodity, until title transfers to Wells Fargo, conforms with the specifications set forth in Appendix 2 hereto or the applicable Transaction Supplement as the case may be;
(c)	take all steps necessary to ensure that the Commodity (i) is of merchantable quality and (ii) conforms with the specifications required to be stored by the applicable Warehouseman at the applicable Title Storage Facility;
(d)	at least one (1) Business Day prior to any Delivery Date, instruct the Warehouseman to, if required by the applicable Transaction Supplement, issue the Documents of Title in respect of the Delivery of the Commodity subject to any Transaction and to deliver to Wells Fargo the form of such Document of Title;
(e)	not grant a lien or permit to subsist any Encumbrance on any of the Collateral Inventory other than Permitted Encumbrances;
(f)	in all material respects perform its obligations under and comply with the terms of the Base Agreements and Creditor Acknowledgements as and when such agreements are entered into by Counterparty;
(g)	maintain and pursue diligently all of its material rights under the Base Agreements and Creditor Acknowledgements and take all reasonable steps to enforce its rights and any rights granted to it thereunder as and when such agreements are entered into by Counterparty, except where the failure to do so would not have a Material Adverse Effect;

(h)	not modify, amend or waive rights arising under any of the Base Agreements or the Creditor Acknowledgements as and when such agreements are entered into by Counterparty without the prior written consent of Wells Fargo; provided, however, that if Counterparty provides Wells Fargo with prior written notice, Counterparty may make such modifications or amendments, including extensions or elections under any of the foregoing, that do not materially and adversely affect Wells Fargo’s rights thereunder, degrade, reduce or limit the standards applicable to the operator thereunder or otherwise interfere with Wells Fargo’s rights to use the Storage Facilities subject thereto without the prior written consent of Wells Fargo;
(i)	(i) preserve, renew and maintain in full force and effect its legal existence and good standing under the Applicable Laws of the jurisdiction of its organization and preserve the perfection of liens in favor of Wells Fargo created in connection herewith; (ii) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and (iii) preserve or renew all of its registered patents, trademarks, trade names and service marks, the non-preservation of which could reasonably be expected to have a Material Adverse Effect;
(j)	(i) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in accordance with Good Industry Practices and prudent management, ordinary wear and tear excepted; and (ii) consistently with Good Industry Practices make all necessary repairs thereto and renewals and replacements thereof except where the failure to do so could not reasonably be expected to have a Material Adverse Effect;
(k)	comply in all respects with the requirements of all Applicable Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (i) such requirement of Applicable Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (ii) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect;
(l)	(i) maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP in all material respects and consistently applied shall be made of all financial transactions and matters involving the assets and business of Counterparty; and (ii) maintain such books of record and account in conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over Counterparty, except where the failure to do so would not have a Material Adverse Effect. To the extent permitted by GAAP, Counterparty shall reflect the buy/sell transactions contemplated hereby as buy/sell transactions on its books and records and will not list as assets in its books and records any Commodities agreed hereunder to be owned by Wells Fargo. To the extent permitted by GAAP, Counterparty shall not reflect amounts owed to Wells Fargo hereunder as indebtedness for borrowed money, but will reflect them as trade payables;
(m)	in addition to the inspection rights of Wells Fargo set forth elsewhere in the Agreement, this Master Confirmation or any other Transaction Document, all of which rights shall continue in full force and effect, and notwithstanding anything to the contrary contained in the Agreement or in any other Transaction Document, upon providing commercially reasonable notice and during normal business hours, permit Wells Fargo (or any representative of Wells Fargo) to visit and inspect any of Counterparty’s properties, to examine Counterparty’s corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss Counterparty’s affairs, finances and accounts with any of Counterparty’s directors (or equivalent), or officers and, if requested by Counterparty, in the presence of an officer of Counterparty, which Wells Fargo shall use commercially reasonable efforts to exercise in coordination with the inspection rights of Wells Fargo Bank, National Association, pursuant to its Credit Agreement dated November 2, 2022 with Counterparty and certain other parties, in each case, as often as reasonably may be desired by Wells Fargo, the cost and expense of which shall be borne as provided in Section 8(c); and
(n)	to the extent deemed necessary or appropriate by Wells Fargo, cause to be filed acknowledgements and/or releases (including without limitation, amendments or terminations of UCC financing statements), in form and substance reasonably satisfactory to Wells Fargo, confirming the release of any Encumbrances in favor of any lender or other creditor, other than Permitted Encumbrances, that apply to any Collateral Inventory, and agrees to use commercially reasonable efforts to provide Wells Fargo with such further documentation as it may reasonably request in order to confirm the foregoing.
16.	Health, Safety and Environment
(a)	Each party agrees and undertakes to the other that it will comply with those obligations under all Applicable Law related to health and safety and Environmental Laws (together, “Health and Safety Rules”) which are applicable to it in the performance of its obligations under this Agreement. In the event that the information referred to in sub-clause 16(b) below is provided to Counterparty by its supplier, Counterparty agrees to make reasonable efforts to check the accuracy of such information.
(b)	When acting as Seller, Counterparty shall provide to Wells Fargo, as soon as reasonably practicable after the execution of the applicable Transaction Supplement and before the transfer of title to the relevant quantity of each Commodity to Wells Fargo, a copy of any safety or environmental data and any other information for each relevant Commodity that may be required for compliance with Health and Safety Rules.
(c)	Counterparty shall provide its employees or other agents handling each Commodity on its behalf with appropriate information and training to enable them to handle and use the Commodity delivered hereunder in a manner which does not endanger their health or safety.
(d)	To the extent permissible by law, Wells Fargo shall not be responsible in any respect whatsoever for any loss, damage or injury resulting from any hazards inherent in the nature of the Commodity Delivered hereunder, except to the extent such loss, damage or injury results from the gross negligence or willful misconduct of Wells Fargo.
17.	Trade Controls, Sanctions and Boycotts
(a)	Notwithstanding anything to the contrary herein, nothing in the Agreement or this Master Confirmation is intended, and nothing herein should be interpreted or construed, to induce or require either party hereto to act in any manner (including taking or failing to take any actions in connection with a Transaction) which is penalized or prohibited under any laws, regulations, decrees, ordinances, orders, demands, requests, rules or requirements of the United States of America applicable to such party which relate to international boycotts of any type.
(b)	Notwithstanding anything to the contrary herein, neither party shall be obliged to perform any obligation otherwise required by the Agreement (including, without limitation, an obligation to (i) perform, deliver, accept, sell, purchase, pay or receive monies to, from, or through any person, or (ii) engage in any other acts) if such actions would be in violation of, or expose such party to punitive measures under, any laws, regulations, decrees, ordinances, orders, demands, requests, rules or requirements of the United States of America, the European Union, any EU Member State, the United Kingdom, any other country or the United Nations applicable to that party relating to Sanctions, Anti-Money Laundering Laws, Anti-Corruption Laws, foreign trade controls, export controls, non-proliferation, anti-terrorism and similar laws.
(c)	Each party represents and warrants to the other party on the date of this Master Confirmation, and shall be deemed to represent and warrant on each Initial Purchase Date, that it has instituted, maintains and complies with policies, procedures and controls reasonably designed to prevent violations of applicable Sanctions, Anti-Corruption Laws, and Anti-Money Laundering Laws. Each party shall not knowingly engage in any transaction or activity hereunder that is prohibited by applicable Sanctions, Anti-Money Laundering Laws or Anti-Corruption Laws, or that could otherwise knowingly cause the other party to be in violation of Sanctions, Anti-Money Laundering Laws or Anti-Corruption Laws. Each party (and its Subsidiaries) is not on any list of targets identified or designated pursuant to any Sanctions, or owned or controlled by persons on such lists, and is not the target of any territorial or country-based Sanctions program.
18.	Tax
(a)	Counterparty shall pay and indemnify and hold Wells Fargo harmless against the amount of any Additional Tax, howsoever designated, regardless of the taxing authority, and all penalties and interest thereon, paid, owing, asserted against, or incurred by Wells Fargo with respect to the Commodities purchased and sold hereunder and the other transactions contemplated under the Agreement and each other Transaction Document, except to the extent any such Additional Taxes, penalties, or interest are due to the gross negligence or willful misconduct of Wells Fargo or breach of the terms hereof by Wells Fargo. To the extent that it is legally permitted to do so, Counterparty shall pay when due such Additional Taxes unless there is an applicable exemption from such Additional Tax, with written confirmation of such Additional Tax exemption to be contemporaneously provided to Wells Fargo. To the extent Wells Fargo is required by law to collect such Additional Taxes, one hundred percent (100%) of such Additional Taxes shall be added to invoices as separately stated charges and paid in full by Counterparty in accordance with the Transaction Documents, unless Counterparty is exempt from such Additional Taxes and furnishes Wells Fargo with a certificate of exemption, and Wells Fargo shall timely pay the full amount of such Additional Taxes to the applicable taxing authority in accordance with Applicable Law. Any refund or credit with respect to any Additional Taxes paid or indemnified by Counterparty hereunder shall belong to Counterparty. For the avoidance of doubt, Wells Fargo shall be responsible for all taxes imposed on or measured by Wells Fargo’s net or gross (or any derivative thereof) income, and Counterparty shall be responsible for all taxes imposed on or measured by Counterparty’s net or gross (or any derivative thereof) income.
(b)	If Counterparty disagrees with Wells Fargo’s determination that any Additional Tax is due with respect to any transaction under the Agreement or any other Transaction Document, Counterparty shall have the right to seek an administrative determination from the applicable taxing authority, or, alternatively, Counterparty shall have the right to contest any asserted claim for such Additional Taxes, subject to its agreeing to indemnify Wells Fargo for the entire amount of such contested Additional Tax (provided such Additional Tax is not an excluded tax described under sub-clause 17(a)) should such Additional Tax be deemed applicable. Wells Fargo agrees to reasonably cooperate with Counterparty, in the event Counterparty determines to contest any such Additional Taxes. Counterparty shall be responsible for all reasonable out of pocket costs and expenses incurred by Counterparty or

Wells Fargo in the event Counterparty decides to seek an administrative determination from the applicable taxing authority or to contest any such Additional Taxes.
(c)	Counterparty and Wells Fargo shall promptly inform each other in writing of any assertion by a taxing authority of additional liability for Additional Taxes in respect of any Transactions hereunder. Any legal proceedings or any other action against Wells Fargo with respect to such asserted liability shall be under Wells Fargo’s direction but Counterparty shall be kept reasonably informed and consulted by Wells Fargo, provided that so long as Counterparty has sufficient available liquidity (as reasonably determined by Wells Fargo), then Counterparty shall have the option to assume the control and direction of any such legal proceedings or actions. Any legal proceedings or any other action against Counterparty with respect to such asserted liability shall be under Counterparty’s direction but Wells Fargo shall be consulted. In any event, Counterparty and Wells Fargo shall fully cooperate with each other as to the asserted liability. Each party shall bear all the reasonable out of pocket costs of any action undertaken by the other at the party’s request.
(d)	In addition to sub-clause 18(c) and other information sharing requirements applicable to Wells Fargo and Counterparty, Wells Fargo and Counterparty shall annually and from time to time as is otherwise reasonable exchange and share information with each other as necessary to properly report, defend, challenge, and pay taxes (including but not limited to sales taxes) and file tax returns (including without limitation any returns referred to in sub-clause 18(b)), including information that supports and demonstrates total sales, sales that are exempt from tax, and sales that are subject to tax at a reduced rate.
(e)	Any other provision of the Agreement or this Master Confirmation to the contrary notwithstanding, this clause 18 shall survive until ninety days after the expiration of the statute of limitations for the assessment, collection, and levy of any tax.
(f)	If any Applicable Law (as determined in the good faith discretion of a party) requires the deduction or withholding of any Withholding Tax from any payment by such party, then such party shall be entitled to make such deduction or withholding at the maximum rates provided by Applicable Law.
19.	Indemnification; Limitation of Liability
(a)	Subject to sub-clause 19(b) below, Counterparty agrees to indemnify, defend and hold harmless Wells Fargo, and its directors, officers, employees, agents and permitted assigns, from and against all claims, losses, liabilities, damages, judgments, awards, fines, penalties, costs and expenses (including reasonable attorneys' fees and disbursements actually incurred) directly caused by:
(i)	any breach of representation or warranty or failure to perform any covenant or agreement herein by Counterparty;
(ii)	any violation of Applicable Law by Counterparty;
(iii)	Counterparty’s transportation, handling, storage, refining or disposal of any Commodity, including any conduct by Counterparty on behalf of or as the agent of Wells Fargo under the Required Storage and Transportation Arrangements;

(iv)	Counterparty’s failure to comply with its obligations under the terminalling, pipeline and lease agreements underlying the Required Storage and Transportation Arrangements;
(v)	Counterparty’s negligence or willful misconduct;
(vi)	injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by Counterparty or its employees, representatives, agents or contractors in exercising any rights or performing any obligations under the Agreement or any other Transaction Document;
(vii)	actual or alleged presence or release of Environmental Hazards in connection with the Transaction Documents or the transactions contemplated thereby, or any liability under any Environmental Law related in any way to or asserted in connection with the Transaction Documents or the transactions contemplated thereby; or
(viii)	any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by Counterparty, and regardless of whether Wells Fargo is a party thereto, provided that such indemnity shall not be available to the extent that such claims, losses or liabilities are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence, fraud or willful misconduct of Wells Fargo. Indemnification under this clause 19 shall survive termination of the Agreement.

(b)	Limitation of Liability. EXCEPT AS OTHERWISE PROVIDED HEREIN, NO PARTY SHALL BE REQUIRED TO PAY OR BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL, OR INDIRECT DAMAGES (WHETHER OR NOT ARISING FROM ITS NEGLIGENCE) TO ANY OTHER PARTY ARISING FROM, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION; PROVIDED, HOWEVER, THAT NOTHING IN THIS PROVISION SHALL AFFECT THE ENFORCEABILITY OF THIS AGREEMENT. IF AND TO THE EXTENT ANY PAYMENT REQUIRED TO BE MADE PURSUANT TO THIS AGREEMENT IS DEEMED TO CONSTITUTE LIQUIDATED DAMAGES, THE PARTIES ACKNOWLEDGE AND AGREE THAT SUCH DAMAGES ARE DIFFICULT OR IMPOSSIBLE TO DETERMINE AND THAT SUCH PAYMENT IS INTENDED TO BE A REASONABLE AND GENUINE PRE-ESTIMATE AND APPROXIMATION OF THE AMOUNT OF SUCH DAMAGES AND NOT A PENALTY.
(c)	Counterparty’s obligations to defend, indemnify, and hold Wells Fargo harmless under the terms of the Transaction Documents shall not vest any rights in any third party (except as expressly provided for in clause 19), nor shall they be considered an admission of liability or responsibility for any purposes other than those enumerated in the Transaction Documents.
(d)	Each party agrees to notify the other as soon as practicable after receiving notice of any claim or suit brought against it within the indemnities of this Master Confirmation, shall furnish to the other the complete details within its knowledge and shall render all reasonable assistance requested by the other in the defense; provided that, the failure to give such notice shall not affect the indemnification provided hereunder, except to the extent that Counterparty is materially adversely affected by such failure. Each party shall have the right but not the duty to participate, at its own expense, with counsel of its own selection, in the defense and settlement thereof without relieving the other of any obligations hereunder.
(e)	Counterparty shall pay all out-of-pocket expenses incurred by Wells Fargo and its Affiliates in connection with the enforcement or protection of Wells Fargo’s rights under or in connection with the Agreement and the other Transaction Documents.
20.	Definitions

For the purposes of this Master Confirmation:

“Additional Tax” means any tax, fee, or assessment imposed, assessed, or levied by any taxing authority, including (but not limited to) sales, use, excise, privilege, stamp, value added, customs duties, ad valorem, or property; together with any penalties, fines or interest thereon. The term “Additional Tax” shall not include any (i) Tax imposed on or measured by net income or profits, any franchise tax, gross receipts, or any branch profits tax, or (ii) U.S. federal withholding taxes imposed or required to be withheld pursuant to a law in effect as of date of this Master Confirmation (“Withholding Taxes”).

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended; the U.K. Bribery Act 2010, as amended; and any other anti-bribery or anti-corruption laws, regulations or ordinances in any jurisdiction in which a party (or its Subsidiary or Affiliates, as applicable) is located or doing business;

“Anti-Money Laundering Laws” means Applicable Law in any jurisdiction in which a party (or its Subsidiary or Affiliates, as applicable) is located or doing business that relates to money laundering, any predicate crime to money laundering or any financial record keeping and reporting requirements related thereto;

“Applicable Law” means (i) any law, statute, regulation, code, ordinance, license, decision, order, writ, injunction, decision, directive, judgment, policy, decree and any judicial or administrative interpretations thereof, (ii) any agreement, concession or arrangement with any Governmental Authority and (iii) any license, permit or compliance requirement, including Environmental Law, in each case as may be applicable to either party or the subject matter of the Agreement or this Master Confirmation;

“Approved Storage Facility” means each Title Storage Facility and each Approved Lien Storage Facility as defined in the CSA;

“Bankruptcy Code” means the United States Code, 11 U.S.C. Sections 101 et seq., as amended from time to time;

“Base Agreement” has the meaning given to it in the Schedule to the Agreement;

“Bring Forward Event” means the occurrence of any of the following events: (a) any event occurs (including, without limitation, an act of piracy, civil unrest, terrorism or hostile seizure of, or expropriation of, or restriction of access to, a Commodity or an Approved Storage Facility, or compulsory acquisition of a

Commodity or an Approved Storage Facility) which, in the reasonable opinion of Wells Fargo, has or is likely to have a material adverse effect on any Transaction, or materially and adversely affects the ability of any Warehouseman to safely or satisfactorily store or handle the Commodity, or materially adversely affects Wells Fargo’s ability to: (i) withdraw a Commodity from any Approved Storage Facility; (ii) take Delivery of the Commodity from Counterparty; or (iii) Deliver Commodity to Counterparty; (b) any Warehouseman ceases to hold authorizations reasonably necessary to store the Commodity; (c) any Creditor Acknowledgements is terminated for any reason whatsoever other than as a result of a breach by Wells Fargo; (d) a Storage Agreement is terminated for any reason whatsoever other than as a result of a breach by Wells Fargo; (e) the Warehouseman of a relevant Approved Storage Facility suffers a Facility Event or invokes rights under a force majeure clause in any relevant contract, agreement or documentation related to the storage of any Commodity or (f) the occurrence of any Hazardous Event with respect to a Commodity;

“BNSF Railyard” means BNSF Railway Company’s facility for the storage of rail cars located at 611 American Avenue, Great Falls, Montana 59404;

“Collateral Inventory” has the meaning given to it in the CSA;

“CSA” means the Credit Support Annex to the Schedule to the Agreement;

“Document of Title” means a document of title (including any applicable electronic documents of title) (a) in a single authoritative copy which is unique, identifiable and, except as otherwise provided in Section 7-106 of the UCC, unalterable; (b) that is negotiable document of title under Section 7-104 of the UCC and satisfies the requirements of due negotiation set forth in Section 7-501 of the UCC, and, if applicable, satisfies the requirements of “control” over any electronic Documents of Title in accordance with Section 7-106 of the UCC, (c) that is issued by a Warehouseman giving the holder of that document of title a right of possession to specific lot(s) of Commodity stored in the applicable Account, which right may be transferred through endorsement of such document under Section 7-501 of the UCC or by giving “control” over such document under Section 7-106 of the UCC and (d) that constitutes a “warehouse receipt” as such term is defined at Section 1-201 of the UCC, including without limitation any holding certificate issued by a Warehouseman pursuant to a Storage Agreement or Creditor Acknowledgement;

“Encumbrance” means any mortgage, charge, assignment (including by way of security), pledge, hypothecation, lien, right of set-off, proprietary interest, claim or interest in respect of title or ownership, right of possession or control, retention of title provision or trust (for the purpose of, or which has the effect of, granting security) or any other security interest of any kind whatsoever, or any agreement, whether conditional or otherwise, to create any of the same, or any agreement to sell or otherwise dispose of any Commodity whereby such Commodity is or may be leased to or re-acquired or acquired by Counterparty or any other person;

“Environment” means ecological systems, living organisms (including human beings) and all or any of the following media (whether alone or in combination): air (including air within buildings or other structures and whether above or below ground); land (including buildings and any other structures or erections in, on or under it or any soil and anything below the surface of the land); land covered with water; and water (including water under or within land or in pipe or sewerage systems and sea, ground and surface water);

“Environmental Consent” means any consent required by any Environmental Law;

“Environmental Hazards” means, without limitation, all or any of the following: waste (including packaging waste), contaminated land, discharges to land, ground, surface and coastal waters and sewers and the sea, emissions to air, noise, vibration and light, materials defined as dangerous or hazardous under applicable local regulations or laws, common law nuisance, trespass and negligence, statutory nuisance, radiation, radioactive substances and materials;

“Environmental Law” means all applicable laws and regulations, directives, conventions, protocols, statutory guidance, codes of practice, and industry standards in force at any time relating to health and safety, Environmental Hazards, the Environment or the matters referred to in the definition of Hazardous Events;

“Facility Event” means, in relation to a Warehouseman: (a) it ceases to be authorized to operate as such or able to provide safe and secure storage of Commodities; (b) it suffers an event or circumstance set out in Section 5(a)(vii) of the Agreement; (c) a Document of Title issued by such Warehouseman ceases to be valid for the purposes of delivery in connection therewith and such Document of Title is not re-designated as valid or replaced with equivalent and a valid Document of Title within fifteen (15) days of being declared invalid; provided that Documents of Title issued by such Warehouseman were valid for the purposes of delivery in connection with the Documents of Title prior to delivery of a Rejection Event Notice; (d) its relevant Approved Storage Facility ceases to be subject to a Creditor Acknowledgement or Storage Agreement, as applicable, for any reason whatsoever; or (e) it is designated as an asset freeze target or in any other manner becomes the subject of Sanctions;

“Fee Letter” means the letter agreement between Wells Fargo and Counterparty dated on or about the date of this Master Confirmation setting out certain economic terms in relation to the transactions contemplated by the Transaction Documents;

“Good Industry Practices” means using standards, practices, methods and procedures and exercising reasonable judgment, skill, care, diligence, prudence and foresight that would be expected to be observed by a skilled and experienced individual in carrying out the business of Counterparty;

“Governmental Authority” means any federal, state, regional, local, or municipal governmental body, agency, instrumentality, authority or entity established or controlled by a government or subdivision thereof, including any legislative, administrative or judicial body, or any person purporting to act therefor;

“Title Base Volume” means, in respect of a Repo Period, the aggregate volume of Commodities as determined in accordance with clause 2(c) as of the start of that Repo Period; and thereafter, means such volume as adjusted in accordance with clauses 4 and 8 during that Repo Period;

“Average Title Differential” means, in respect of a Valuation Date, the volume weighted average Differential in respect of the Title Base Volume on that Valuation Date;

“Hazardous Event” means: (i) any breach of or failure by Counterparty or a Warehouseman to comply with any Environmental Law or Environmental Consent; (ii) the presence of Environmental Hazards in, at, on, under (and/or emanating from, or having emanated from) any Approved Storage Facility where any Collateral Inventory; and/or (iii) any other pollution or contamination of the Environment, loss or damage to property or injury to persons arising, directly or indirectly, from the storage and/or handling of any Commodity subject to any outstanding Transaction. Hazardous Events shall also include events caught by the insurance wording known as the Institute Radioactive Contamination, Chemical, Biological, Bio-Chemical and Electromagnetic Weapons Exclusion Clause CL.370 dated 10/11/03 (RACCBE) and events caught by the wording known as the Institute Cyber Attack Exclusion Clause CL.380 dated 10/11/03;

“Hedging Losses” means, in respect of a Transaction, any reasonable losses or costs suffered or incurred by Wells Fargo resulting from closing out, or otherwise mitigating its exposure under, any hedging transactions (whether futures or OTC) relating to the relevant Transaction;

“Index Price” has, in respect of a Commodity and a day, the meaning given to such term in the CSA;

“Letter of Intent” means the letter of intent between the parties dated September 4, 2023 in relation to the transactions governed by the Agreement and the other Transaction Documents;

“Maximum Facility Size” has the meaning given to it in the CSA;

“Moccasin Railyard” means Central Montana Rail, Inc.’s facility for the storage of rail cars located at 100 W. Railroad Ave., Denton, Montana 59430;

“Outstanding Facility Amount” has the meaning given to it in the CSA;

“Permitted Encumbrance” means, with respect to any quantity of a Commodity, (a) the lien over such Commodity in favor of Wells Fargo granted under any Credit Support Document; and (b) any lien over such quantity of Commodity in favor of the Storage Provider identified in the Transaction Supplement for unpaid storage charges that are not yet due with respect to such quantity of Commodity;

“Proposed Post-Closing Terms” means the proposed commodity advance rates and differentials and commodity liquidation values notified by Wells Fargo to Counterparty on the “Confirmation of Rates Date” (as defined in the Letter of Intent) that Wells Fargo intended to submit to its internal credit committee for approval in accordance with that notice;

“Refinery” means Counterparty’s renewable fuels refinery facility located in Great Falls, Montana;

“Rejection Event” means, in relation to any quantity of Commodity to be sold by Counterparty and purchased by Wells Fargo pursuant to a Transaction hereunder and prior to the transfer of title of such Commodity to Wells Fargo: (a) there occurs any crime, fraud, misrepresentation or untrue statement by any person, in each case connected with a Document of Title; (b) any dispute, event, occurrence or circumstance that is reasonably expected to materially adversely affect Wells Fargo’s ability to (i) establish its ownership in any part of the Commodity as against any person or (ii) exercise its right to repossess and sell any part of the Commodity with unencumbered title; (c) Wells Fargo is unable, after using commercially reasonable efforts, to perform its obligations to take Receipt of such Commodity other than solely as a result of Wells Fargo’s gross negligence or willful misconduct; (d) Wells Fargo has performed its obligations in respect of the relevant Initial Purchase and, contrary to the express intention of the parties as set out in this Master Confirmation, a Governmental Authority determines that all rights, title, risk and interest in the relevant quantity of Commodity has not been delivered to Wells Fargo by Counterparty or (contrary to the express intention of the parties as set out in this Agreement) determines that applicable law applies so that it cannot be determined that Counterparty has delivered all rights, title, risk and interest in the Commodity to Wells Fargo; (e) any regulatory authority takes any action, brings any action in a court of competent jurisdiction, and/or makes any amendments to the regulatory regime (including, but not limited to, a change in law and/or in the general interpretation of law) that is reasonably expected to have a material adverse effect on Wells Fargo’s ability to perform pursuant to any Transaction; (f) any taxing authority takes any action, brings any action in a court of competent jurisdiction, and/or makes any amendments to the fiscal regime (excluding any changes in any tax rates) that is reasonably expected to have a material adverse effect on Wells Fargo’s ability to perform pursuant to any Transaction; (g) the performance of a Transaction or other obligation arising out of this Agreement is reasonably expected to cause Wells Fargo to be in a position of material non-compliance with any applicable laws, regulations, decrees, ordinances, orders, demands, requests, rules or requirements or (h) an Inspector determines that any part of the Commodity subject to a Transaction cannot be established as having been compliant with any of the quantity, specifications or description provisions of a Transaction Supplement upon Delivery to Wells Fargo;

“Sanctions” means any and all economic or financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes and restrictions and anti-terrorism laws imposed, administered or enforced from time to time by: (a) the United States of America, including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), the U.S. Department of State, the U.S. Department of Commerce, or through any existing or future statute or Executive Order, (b) the United Nations Security Council, (c) the European Union, (d) the United Kingdom, or (e) any other Governmental Authority with jurisdiction over a party (or its Subsidiary or Affiliates, as applicable);

“Storage Agreement” means an agreement between Counterparty and a Warehouseman or between Wells Fargo and a Warehouseman, as applicable, in respect of the storage of any Commodity in an Approved Storage Facility, in each case in form and substance acceptable to Wells Fargo;

“UCC” means the Uniform Commercial Code as adopted by the jurisdiction governing the Warehouseman’s document of title (and section references are to the Model Uniform Commercial Code and are intended to correspond to the same substantive provisions contained in the specific codes adopted in the controlling jurisdictions, to the extent that section references differ);

“Valuation Date” has the meaning given to such term in the CSA; and

“Warehouseman” means, with respect to each Approved Storage Facility, the person (acceptable to Wells Fargo) that operates such Approved Storage Facility (and to the extent required by applicable law, licensed) in the business of storing the relevant Commodity(ies) for hire and responsible for storing the relevant Commodity(ies) at the applicable Approved Storage Facility as bailee and warehouseman (and it is acknowledged and agreed that Counterparty shall be a Warehouseman for the purposes of this Master Confirmation).

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Master Confirmation and returning it to us or by sending to us a letter or facsimile substantially similar to this letter, which letter or facsimile sets forth the material terms of this Master Confirmation and indicates agreement to those terms.

WELLS FARGO COMMODITIES, LLC
By: /s/ Rilla Park _________________________ Name: Rilla Park
Title: Authorized Signatory
Date: October 3, 2023

MONTANA RENEWABLES, LLC
By: /s/ Vincent Donargo _________________ Name: Vincent Donargo
Title: Executive Vice President and Chief Financial Officer
Date: October 3, 2023